Ridgewood Energy	Daniel V. Gulino Senior Vice President and General Counsel

April 6, 2010

VIA EDGAR AND FACSIMILE NO. (703) 813-6982

Tracey L. McNeil, Attorney-Advisor
Timothy S. Levenberg, Special Counsel
H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3628

Re:	Ridgewood Electric A-1 Fund, LLC Registration Statement on From 10-12G Filed February 18, 2010 File No. 0-53895

Dear Ms. McNeil, Mr. Levenberg and Mr. Schwall:

Ridgewood Energy Corporation (“Ridgewood Energy” or the “Manager”), as the manager of Ridgewood Energy A-1 Fund, LLC (the “Fund”), submits this response to the March 19, 2010 comment letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding the above-referenced filing (the “Registration Statement”) on behalf of the Fund.

We respectfully submit that given the nature of the Staff’s comments contained in the Comment Letter, that the Fund not be required to file an amended Registration Statement to address such comments but instead that the Fund undertake, to the extent set forth in our responses below, to revise the relevant disclosures in future filings.

Our responses to the Staff’s comments are set forth below:

General

1.             SEC Comment.     Please note that your Form 10 registration statement will become automatically effective 60 days from the date of the first filing with EDGAR.  Refer to Section 12(g)(1) of the Securities Exchange Act of 1934.  Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934.

14 Philips Parkway, Montvale, New Jersey 07645-1811 ● T: (201) 447-9000 F: (201) 447-0474

Tracey L. McNeil, Attorney-Advisor
Timothy S. Levenberg, Special Counsel
H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
April 6, 2010

Response.   We acknowledge that the Registration Statement will become effective 60 days after the date that it was first filed with the SEC by EDGAR, and that upon effectiveness, the Fund will become subject to the reporting requirements of the Securities Exchange Act of 1934.

2.           SEC Comment.     Please provide in the “Business” section of your next filing complete organizational charts which clearly delineate the ownership structure, including respective percentage ownership, of the Ridgewood Energy Corporation companies and all affiliated entities.

Response. We will include an organizational chart under the “Business” section in the Fund’s Form 10-Q filing, which is expected to be filed within the next 45 days.

3.           SEC Comment.  Because the Fund’s operations and potential success depends exclusively on the efforts and work performed by the Manager and its employees, provide information comparable to that required by Industry Guide 5 regarding the prior partnerships and “funds”.

Response.  We believe that Industry Guide 5 is not applicable to the Registration Statement.  Industry Guide 5, by its terms, applies only to the Preparation of Registration Statements Relating to Interests in Real Estate Limited Partnerships.  Securities Act Release No. 33-6900 (June 17, 1991) notes that “the requirements contained in the Guide should be considered, as appropriate, in the preparation of registration statements for real estate investment trusts and for all other limited partnership offerings.”  The Fund is neither a real estate investment trust nor a Fund with limited partnership offerings.

4.           SEC Comment.     Explain further the business model and philosophy the Manager has used in creating and operating these funds, and discuss the importance (if any) to the target investors of potentially generating losses for tax purposes.

Tracey L. McNeil, Attorney-Advisor
Timothy S. Levenberg, Special Counsel
H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
April 6, 2010

Response.   As noted in the Registration Statement under Item 1. Business – Business Strategy, “the Fund’s primary investment objective is to generate cash flow for distribution to shareholders by generating returns across a portfolio of exploratory or development stage shallow water or deepwater projects.”  Ridgewood Energy Corporation, through the funds it manages, has offered qualified investors the opportunity to invest in oil and natural gas projects in the Gulf of Mexico. Each such fund directly owns a proportionate share of multiple major Gulf of Mexico projects. Thus, each fund shareholder, through its ownership of fund securities, derivatively owns a proportionate share of the lease, the wells and associated production platforms, as well as the oil and natural gas produced. Once a well begins production and oil or gas is produced, each fund sells its gas or oil every month and from those sales monthly cash distributions are made to shareholders. Therefore, Ridgewood Energy offers investors ownership of working interests in large Gulf of Mexico projects with major energy companies. While exploratory projects carry substantial risk, Ridgewood Energy attempts to mitigate these substantial risks across the fund by diversifying and investing each fund in several projects that have the potential for multiple wells.  In future filings, we will include the foregoing description of the Manager’s business model and philosophy in creating and operating these funds.

The Fund does not market itself to investors as a vehicle for generating tax losses although it does market the availability of investor general partner status, which allows investor general partners to deduct losses against ordinary income under the working interest in oil and gas exception of the passive activity loss rules.  In addition, the exploration and production of oil and natural gas does generate certain tax benefits for investors.   For example, investors in the Fund, as well as those in any other fund engaged in the same activity, may be able to deduct intangible drilling costs and depletion.  The importance of these tax benefits to investors depends on the particular investors tax structure and circumstance.

Conflicts of Interest, page 6

5.           SEC Comment.     Expand your disclosure to discuss briefly the “procedures and guidelines” the Manager has in place with regard to conflicts.  We note the statement that neither the Fund nor the Manager “has adopted specific and formal policies” in that regard.

Response.     The Manager does not have any formally adopted policies for handling actual conflicts.  However, when actions are required, they are dictated by and governed by procedures and guidelines used by the Manager in light of its fiduciary obligations to both parties subject to the conflict.  Making determinations as a fiduciary for more than one fund requires consideration of the specific facts and circumstances.  What may be proper resolution of a conflict at one time for a certain fund under given facts may not be the best solution for a fund subject to a slightly different set of facts. The Manager has fiduciary obligations to all funds involved in a conflict and acts accordingly with prudence and due care. The primary conflict arises during the allocation of “new” projects among the energy programs sponsored by the Manager. Generally, the Manager seeks to utilize the oldest capital first by placing projects (or a percentage thereof) with the older energy funds that may have unallocated capital. Certain other factors, including that energy fund’s existing projects, their location, depth, and operator, are also considered when placing projects. In future filings, we will include a general description, including the detail above, of our conflict resolution approach.

Tracey L. McNeil, Attorney-Advisor
Timothy S. Levenberg, Special Counsel
H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
April 6, 2010

Competition, page 7

6.           SEC Comment.    Provide us with supplemental support for the assertion that “Ridgewood Energy is one of the most active exploration and production participants in the Gulf of Mexico”.  To the extent that you rely on a published report in that regard, please provide us with a copy that has been highlighted with corresponding key to indicate where support for this assertion may be found.

Response.   The assertion is not based on any published report.  We believe that the statement is accurate based upon the number of such projects we participate in, and the related development experience of, the Manager.  However, in future filings, we will revise this statement to provide that “Ridgewood Energy is an active exploration and production participant in the Gulf of Mexico.”

Security Ownership of Certain Beneficial Owners and Management, page 13

7.           SEC Comment.  To eliminate the potential for misinterpretation, revise to show the ownership without the “.000” level of detail; in other words, show that Mr. Swanson owns only one share.

Response.    In future filings, we will revise Mr. Swanson’s ownership in the Security Ownership of Certain Beneficial Owners and Management table to reflect the number of Shares owned without the “.000” level of detail.

Directors and Executive Officers, page 14

8.           SEC Comment. If true, revise to make clear that the listed individuals have responsibilities with a large number of funds, identifying in each sketch all the funds and the individual’s positions with each specific entity listed.

Response.     All of the funds managed by the Manager are served by common executive officers.  All such executive officers serve in the same capacities with respect to each fund.  The names of the executive officers and the capacities in which they serve with the Fund are set forth under Item 5. Directors and Executive Officers, on page 14 of the Registration Statement, and a list of all of the funds managed by the Manager is attached hereto as Appendix A.  In future filings, we will include a statement regarding the common executive officers serving all the funds managed by the Manager.

Tracey L. McNeil, Attorney-Advisor
Timothy S. Levenberg, Special Counsel
H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
April 6, 2010

9.           SEC Comment.     Also disclose what percentage of their professional time each listed individual anticipates devoting specifically to the business of the Fund.  If the amount cannot be precisely provided but is likely to be less than a given percentage, provide a good faith estimate and disclose the likely ceiling.

Response.    It is not possible to assess the percentage of professional time each listed individual anticipates devoting specifically to the business of the Fund.  The executive officers of the Fund are also executive officers of the Manager as well as other energy programs sponsored by the Manager. These executive officers, as well as all other employees of the Manager, do not keep and maintain time records by fund.  They devote and divide their time among all the funds sponsored by the Manager, when and as needed.  As set forth in the Registration Statement under Item 1. Business – Conflicts of Interest, “the employees of Ridgewood Energy must allocate their time among all funds managed by the Manager.”

10.         SEC Comment.     If Mr. Lang did not join the Fund immediately upon leaving service with BP, disclose in greater detail his professional activities over the past five years, including all positions held during the period.

Response.   In future filings of the Fund, we will note that after twenty-four years of service with BP, Mr. Lang retired and took fifteen months of personal time to pursue and explore other interests.  During his career with BP, Mr. Lang held numerous leadership positions and at his time of leaving, he was the Senior Vice President of their Gulf of Mexico business.  He joined the Fund in June, 2009.

Description of the Registrant’s Securities to be Registered, page 16

11.         SEC Comment.     If the “time” and “manner” determined by the Manager could result in a delayed conversion into Limited Liability Shares until after such time as the Investor GP Shares would otherwise “automatically” covert, revise to explain that possibility in necessary detail.  In the alternative, revise to specify that the “time” and “manner” would refer only to a pre-automatic conversion, and explain in greater detail the circumstances that may give rise to such a time and manner conversion.

Tracey L. McNeil, Attorney-Advisor
Timothy S. Levenberg, Special Counsel
H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
April 6, 2010

Response.    As indicated in the Registration Statement, the Investor GP Shares will be automatically converted into Limited Liability Shares when drilling activities of the Fund that generate tax deductions based on drilling costs are completed.  The Manager does not ever intend to delay conversion of the Investor GP Shares once the drilling activities of the Fund are completed.  However, the “time” and “manner” determination by the Manager provides for flexibility in the event that future legislation makes the use of tax deductions unavailable.  In such a circumstance, even though the Fund’s drilling activities may not yet be completed, the Manager could convert the Investor GP Shares into Limited Liability Shares on an earlier timetable.

* * * * *

This letter was filed by EDGAR on April 6, 2010.

Attached is a written statement from the Fund to the SEC acknowledging that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In the event that you have any questions or comments, please feel free to contact me at (201) 447-9000. Thank you.

Very truly yours,

/s/ Daniel V. Gulino
Daniel V. Gulino

ACKNOWLEDGEMENT

   In connection with the response of Ridgewood Energy A-1 Fund, LLC (the “Fund”), to the letter from the Securities and Exchange Commission (the “Commission”), dated March 19, 2010, acknowledge as follows:

•	The Fund is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes in the disclosures made in response to staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement as of April 6, 2010.

RIDGEWOOD ENERGY A-1 FUND, LLC

By:	/s/ Daniel V. Gulino
Name: Daniel V. Gulino
Title: Senior Vice President and General Counsel

APPENDIX A

•	Ridgewood Energy 1989-IV Drilling & Completion, L.P.
•	Ridgewood Energy 1990-I Drilling & Completion, L.P.
•	Ridgewood Energy 1990-II Drilling & Completion, L.P.
•	Ridgewood Energy 1990-III Drilling & Completion, L.P.
•	Ridgewood Energy 1998-D Fund LP
•	Ridgewood Energy I Fund LLC
•	Ridgewood Energy J Fund LLC
•	Ridgewood Energy K Fund LLC
•	Ridgewood Energy L Fund LLC
•	Ridgewood Energy M Fund LLC
•	Ridgewood Energy N Fund LLC
•	Ridgewood Energy O Fund LLC
•	Ridgewood Energy P Fund LLC
•	Ridgewood Energy Q Fund LLC
•	Ridgewood Energy R Fund LLC
•	Ridgewood Energy S Fund LLC
•	Ridgewood Energy T Fund LLC
•	Ridgewood Energy U Fund LLC
•	Ridgewood Energy V Fund LLC
•	Ridgewood Energy W Fund, LLC
•	Ridgewood Energy X Fund, LLC
•	Ridgewood Energy Gulf of Mexico Oil & Gas Fund, L.P.
•	Ridgewood Energy Y Fund, LLC
•	Ridgewood Energy Z Fund, LLC
•	Ridgewood Energy A-1 Fund, LLC
•	Ridgewood Energy B-1 Fund, LLC
•	Ridgewood Energy Institutional Fund GP, LP